UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Voice Mobility International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

928622-10-9
(CUSIP Number)

Harry Chan, Voice Mobility International, Inc., 100 - 4190 Lougheed Hwy, Burnaby, BC, V5C 6A8, (604) 675-7614
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	928622-10-9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William H. Laird
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,363,410
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,363,410
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,363,410
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

  Security and Issuer

      Name and Address of Principal Executive Office of Issuer:

      Voice Mobility International, Inc. a Nevada corporation (the "Issuer").

      100 - 4190 Lougheed Hwy

      Burnaby, BC, Canada, V5C 6A8

      Title and Class of Equity Securities:

  Common Stock par value $.001 per share (the "Common Stock") of the Issuer.

  Identity and Background

      Name:

      William H. Laird

      Residence or business address:

      2930 13th Ave. S.W.

      Salmon Arm, BC, Canada, V1E 4N7

      Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

      Mr. Laird is a self-employed businessman.

      Criminal Proceedings:

      Mr. Laird has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      Civil Proceedings:

      Mr. Laird has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

      Citizenship:

  Mr. Laird is a citizen of Canada

  Source and Amount of Funds or Other Considerations

  From May 25, 2000 through to January 20, 2003, Mr. Laird acquired beneficial ownership of 1,859,000 share of Common Stock at an aggregate cost of Cdn$1,568,616. Mr. Laird used personal funds for this investment.

  On September 9, 2003, Mr. Laird acquired 1,076,470 share of Common Stock at a price of Cdn$0.425 per share from the Issuer in a private placement transaction. Also on September 9, 2003, Mr. Laird received 427,940 share of Common Stock in consideration for exchange of short-term debt to long-term debt at the consideration of Cdn$0.425 per share. Mr. Laird used personal funds for this investment.

  Purpose of Transaction

  The purpose of the purchases of the Common Stock by Mr. Laird was to acquire the securities for investment purposes. In the future, Mr. Laird may, depending upon market conditions and other factors, acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock that Mr. Laird beneficially owns or hereafter may acquire.

  Mr. Laird has no current plans or proposals, which relate to or would result in any of the following:

  (a) the acquisition by any person of additional securities or the disposition of securities of the Issuer;

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) any material change in the present capitalization or dividend policy of the Issuer;

  (f) any other material change in the Issuer's business or corporate structure;

  (g) changes to the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

  (j) any action similar to any of the those enumerated above.

  Interest in Securities of the Issuer

  On September 9, 2003, Mr. Laird acquired 1,076,470 share of Common Stock at a price of Cdn$0.425 per share from the Issuer in a private placement transaction. Also on September 9, 2003, Mr. Laird received 427,940 share of Common Stock in consideration for exchange of short-term debt to long-term debt at the consideration of Cdn$0.425 per share.

  Mr. Laird is the beneficial owner of 3,363,410 shares of Common Stock of the Issuer, representing approximately 9.5% of the outstanding Common Stock.

  Mr. Laird has sole voting and disposition power of such shares.

  Contracts, Arrangements, Understandings or Relationships
  with Respect to Securities of the Issuer

  None

  Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2003	/s/ William H. Laird
Signature
William H. Laird
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).